CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

02028583

File No. 82-4704

April 15, 2002

SUPPL

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

02 APR 19 PM 1:49

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Cerveceria Nacional, S.A.
File No.82-4704
Periodic reporting under Rule 12g3-2(b)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. 2 copies of 2001 Annual Report distributed to stockholders and general public.
2. Copy of letter dated December 26, 2001 signed by Mr. Alfredo Alemán Jr., Secretary, confirming Extraordinary Stockholders Meeting to be held on January 8, 2002.
3. Copy of letter dated February 27, 2002 signed by Mr Dario Castaño Zapata, Executive President, to stockholders, confirming Annual Stockholders General Assembly to be held on March 18, 2002.
4. Copy of letter dated March 20, 2002, signed by Mr. Dario Castaño Zapata, Executive President, announcing the payment of dividends of year 2002 for US$0.48 net per share.
5. Formulario de Actualización Anual al término del año 2001 de Cerveceria Nacional, S.A.
6. Copy of the following press releases:

DATE	NEWSPAPER	CONTENT
January 3, 2002	La Prensa	Agenda for Extraordinary Stockholders Meeting
January 6, 2002	La Prensa	Agenda for Extraordinary Stockholders Meeting

dlw 4/23

January 7, 2002	La Prensa	Agenda for Extraordinary Stockholders Meeting
January 8, 2002	La Prensa	Agenda for Extraordinary Stockholders Meeting
December 29, 2001	La Prensa	Agenda for Extraordinary Stockholders Meeting
December 30, 2001	La Prensa	Agenda for Extraordinary Stockholders Meeting
December 31, 2001	El Panamá América	Agenda for Extraordinary Stockholders Meeting
March 03, 2002	La Prensa	Agenda for Annual Stockholders Meeting
March 15, 2002	La Prensa	Agenda for Annual Stockholders Meeting
March 10, 2002	El Panama America	Agenda for Annual Stockholders Meeting

Should you need additional information, please do not hesitate to contact the undersigned at (507) 236-1437. Thank you.

Sincerely yours,

Antonio Richa M.
Chief Financial Officer

(Enclosures)
c.c. Darío Castaño Zapata
(Cervecería Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)

CERVECERIA NACIONAL, S.A.

File No. 82-4704

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

26 de Diciembre de 2001

Estimado Señor (a) Accionista:

A todos los Accionistas registrados al 20 de Diciembre de 2001, nos es muy grato invitarlos a una Asamblea Extraordinaria de Accionistas que se efectuará el Martes 8 de Enero de 2002, a las 4:30 p.m., en el Gran Salón del Hotel Continental:

En esta reunión se tratarán los siguientes temas:

1.- Consideración de Proyecto de Estatutos;

2.- Elección de la Nueva Junta Directiva;

Agradeciéndole su asistencia a esta Asamblea, aprovechamos la oportunidad para desearles un Feliz Año 2002.

Atentamente,

Alfredo Alemán Jr.
Secretario

/hmp

CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

02 APR 19 AM 11:49

27 de Febrero de 2002

Estimado señor Accionista:

Nos es grato comunicarle que el lunes 18 de Marzo de 2002, a las 9:00 a.m. tendrá lugar la reunión anual reglamentaria de la Asamblea General de Accionistas de esta empresa, en el Salón de los Platillos de la Cervecería Nacional, S.A.

En esta Asamblea el orden del día será el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del acta anterior
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2001
4. Presentación de estados financieros consolidados de la Compañía al 31 de diciembre de 2001
5. Reforma del pacto social
6. Proposiciones y varios

Agradeciéndole su asistencia a esta reunión, quedamos de Ud. con atentos saludos,

Darío Castaño Zapata
Presidente Ejecutivo

/hmp

CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

20 de Marzo de 2002

02 APR 19 AM 11:49

Estimado señor Accionista:

La Junta Directiva, en reunión del pasado 7 de Marzo, aprobó el pago de dividendo de Cervecería Nacional, S.A. para el año 2002, a razón de B/. 0.48 centavos por acción y pagadero de la siguiente forma:

Dividendo	**Fecha de Dividendo**	**Accionistas Registrados hasta**
B/. 0.12	20 de Marzo de 2002	8 de Marzo de 2002
B/. 0.12	21 de Junio de 2002	7 de Junio de 2002
B/. 0.12	23 de Sept. de 2002	9 de Sept. de 2002
B/. 0.12	23 de Dic. de 2002	9 de Dic. de 2002

Adjunto encontrará su cheque correspondiente al pago del primer dividendo del año 2002.

Cordialmente,

Darío Castaño Zapata
Presidente Ejecutivo

/hmp
Adj.-

CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

March 20, 2002

02 APR 19 AM 11:49

Dear Stockholder:

We are pleased to inform you that our Board of Directors has approved in the last meeting of March 7, payment of the dividend of year 2002 for US$ 0.48 net per share, payable as follows:

Dividend	Date of Payment	Stockholder Registration Deadline
B/. 0.12	March 20, 2002	March 8, 2002
B/. 0.12	June 21, 2002	June 7, 2002
B/. 0.12	September 23, 2002	Sept. 9, 2002
B/. 0.12	December 23, 2002	Dec. 9, 2002

Enclosed you will find check covering the first dividend of 2002.

Cordially,

Dario Castaño Zapata
Executive President

/hmp
Encl.-

Comisión Nacional de Valores
República de Panamá

File No. 82-4704

02 APR 19 11:49

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-A
INFORME DE ACTUALIZACION ANUAL
AL TÉRMINO DEL AÑO 2001

CERVECERIA NACIONAL S.A.

PRIMERA PARTE

I. INFORMACION DE LA COMPAÑIA

A. HISTORIA Y DESARROYO DE LA SOLICITANTE

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL, S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL, S.A., se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil).
4. El domicilio comercial de la empresa es:
   Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
   Apartado Postal 6-1393, El Dorado
   Panamá, República de Panamá
   Teléfono (507) 236-1400
   Fax (507) 236-4195
   Correo Electrónico: info@cerveceria-nacional.com

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 31 de diciembre de 2001, esta sociedad no ha registrado operaciones.

Refrescos Nacionales, S.A. el 30 de junio de 2001 acordó adquirir las marcas, registros sanitarios, equipo de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S.A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas "La Chiricana", "Lusita", "Body Koolant" entre otras.

El propósito de Refrescos Nacionales, S.A. es absorber la distribución y ventas de Lecherías Unidas, S.A. De igual manera, consolidará el recibo, procesamiento de leche y bebidas en su planta de productos lácteos ubicada en La Concepción, Distrito de Bugaba, Chiriquí.

Con esta adquisición se consolida la posición de Refrescos Nacionales, S.A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

Esta operación forma parte de la estrategia general de Refrescos Nacionales, S.A. que continua fortaleciendo sus sólidas bases para constituirse en el grupo más exitoso de bebidas y lácteos en la República de Panamá.
En septiembre de 2001, la administración de Distribuidora Comercial, S.A. fusionó esta empresa con Financiera Pasadena, S.A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S.A. Financiera Pasadena, S.A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

Las principales entidades financieras con las que mantiene relaciones CNSA son el Primer Banco del Istmo, S. A., The Bank of Nova Scotia, Lloyds TSB Bank PLC, Dresdner Bank y BankBoston entre otros.
La deuda total no garantizada ascendía al 31 de diciembre de 2001 a Bl/.23,184,348 y la deuda total garantizada ascendía a esa misma fecha a Bl/.21,683,478.

La estructura de capital de la empresa CNSA al 31 de diciembre de 2001 se presenta a continuación:

Inversión de Accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000: emitidas: 16,200,000 y en circulación: 15,359,262 en el 2001 y 15,692,510 en el 2000)	**50,536,143**	48,558,128
Utilidades retenidas	**59,327,807**	57,486,520
	109,863,950	106,044,648
Acciones en Tesorería: 840,738 en el 2001 y 507,490 en el 2000	**(11,083,221)**	(7,370,607)
Inversión de Accionistas	**B/.98,780,729**	B/.98,674,041

Las sociedades Bavaria, S.A., Compañía de Cervezas Nacionales, C.A. y Latin Development Corporation presentaron una oferta pública de acciones (OPA) para la compra de un mínimo del 51% de las acciones emitidas y en circulación con derecho a voto de Cervecería Nacional S.A. a un precio de Bl/.18.50 por acción. Como resultado, dichas empresas adquirieron en conjunto, aproximadamente, el 91.5% de las acciones comunes emitidas y en circulación con derecho a voto que al 31 de diciembre de 2001 sumaban 15,359,262.

B. PACTO SOCIAL Y ESTATUTOS DEL SOLICITANTE

1. No existen en el pacto social ni en los estatutos disposiciones que sean aplicables a contratos o negocios entre CNSA y sus Directores o Dignatarios.
2. No existen disposiciones en el pacto social o en los estatutos que hagan referencia a la capacidad de los Directores, Dignatarios, Ejecutivos o Administradores para votar en favor o encontra de alguna propuesta, arreglo o contrato en el que tengan interés; para votar a favor o en contra de una compensación para sí mismos o que les imponga la obligación de retirarse por motivos de edad.
3. Para ser Director se deben poseer doscientas (200) acciones como mínimo. Los Dignatarios son escogidos de entre los miembros de la Junta Directiva, por lo cual ellos también poseen o deben poseer al menos doscientas (200) acciones.
4. El pacto establece expresamente en el numeral 8 que la Asamblea General de Accionistas legalmente reunida constituye el poder supremo de la sociedad pero en ningún caso podrá privar por un voto de la mayoría a los accionistas de sus derechos adquiridos ni imponerles un acuerdo que contradiga el Pacto Social.
5. Las Asambleas Ordinarias se efectúan anualmente en la fecha y lugar que determinen el Pacto Social o la Junta Directiva y las mismas se llevarán a cabo en la República de Panamá. La citación es efectuada por escrito a cada accionista y, adicionalmente, se publica un aviso en un diario de circulación nacional. Las Asambleas Extraordinarias pueden ser convocadas por la Junta Directiva cuando ésta lo considere pertinente. Adicionalmente El Presidente o la Junta Directiva deberán convocar a la Asamblea General de Accionistas a una reunión Extraordinaria cuando así lo soliciten por escrito uno o más accionistas que representen por lo menos un cinco por ciento (5%) de las acciones emitidas y en circulación. Las Asambleas Extraordinarias podrán ser convocadas judicialmente en los casos y condiciones que la ley lo permita. Igualmente, requieren de aviso por escrito que es

remitido a cada accionista y, adicionalmente, se publica un aviso en un diario de circulación nacional. Estas Asambleas también deberán tener lugar en la República de Panamá.

6. No existen limitaciones en cuanto a los derechos para ser propietario de las acciones de CNSA.
7. No existen disposicisiones en el pacto social, estatutos o acuerdos de accionistas que limiten, difieran, restrinjan o prevengan el cambio de control accionario de CNSA o sus subsidiarias, en caso de fusión, adquisición o reestructuración.
8. El pacto social no establece condiciones especiales referentes a modificaciones del capital social.

C. DESCRIPCIÓN DEL NEGOCIO

1. GIRO NORMAL DE NEGOCIOS:

Cervecería Nacional, S.A. y sus subsidiarias se dedican principalmente, a la fabricación, envase y comercialización de cervezas, maltas, refrescos, leche y bebidas gaseosas en diferentes recipientes. Entre sus principales proveedores están: Vidrios Panameños, S.A., Compañía Azucarera la Estrella, S.A., Malteurop, Cargil Malt, N.V., Boormalt, Arancia Corn Products, S.A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

Los principales activos fijos de Cervecería Nacional, S.A. lo constituyen:

a) el equipo de procesamiento para la fabricación de cervezas y maltas;
b) los tanques de fermentación y maduración;
c) los filtros y tanques finales;
d) el equipo de laboratorio y las líneas de envase de cerveza en botellas, latas y cilindros;
e) los tanques y el equipo de laboratorio para refrescos;
f) el equipo y los talleres de apoyo;
g) el equipo rodante para la distribución de productos, neveras, talleres de automecánica, de refrigeración, de electricidad y de rótulos, y
h) los edificios y terrenos localizados a lo ancho y largo de la República de Panamá.

La mayoría de las instalaciones arriba enumeradas se encuentran ubicadas en seis y media (6.5) hectáreas de terreno localizadas en la intersección de la Avenida Ricardo J. Alfaro y la Vía Transísmica, en la ciudad de Panamá.

Recientemente, la empresa construyó una nueva y moderna planta de distribución y mercadeo de sus productos en la localidad de Juan Díaz para atender un sector de rápido crecimiento poblacional. Además, la empresa es dueña de varios inmuebles que operan como centro de distribución en el interior del país. Cervecería Nacional lleva a cabo, constantemente, programas de automatización, modernización y ampliación de sus instalaciones lo cual incrementa el nivel de producción y distribución. Al momento, la planta central de Cervecería Nacional, S.A., en Santiago y Colón posee una capacidad para producir US$2 millones de Hectolitros de cerveza al año.

El siguiente cuadro muestra el programa de inversiones de la empresa para el periodo 1995 – 2001.

Cervecería Nacional, S.A.
Proyectos de Inversión
Cantidades en miles de dólares

Año	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Inversión	*9,391*	*7,218*	*7,041*	*10,762*	*20,963*	*5,840*	*9,497*

1. Producción y Distribución de Cervezas

La empresa, en lo que a comercialización respecta, se caracteriza por el alto posicionamiento de sus productos y por su liderazgo inequívoco en lo que a participación de mercado se refiere. Hoy, dicha participación alcanza un 71.7% del mercado total de cervezas en la República de Panamá, incluyendo la comercialización de cervezas importadas. De acuerdo a estadísticas de la Contraloría General de la República de Panamá su principal producto, la cerveza ATLAS, es la de mayor consumo en el país con más del 56% del mercado de cervezas nacionales.

Un hecho de importancia en el crecimiento de la empresa surge en 1979 cuando se empieza a producir la famosa cerveza alemana LOWENBRAU. La introducción a un precio bajo, de LOWENBRAU, impactó positivamente las ventas de la empresa. En 1995, se renovaron los contratos con Lowenbrau de Alemania y se obtuvo la autorización exclusiva para exportar dicha cerveza al Caribe y a Centroamérica.

A finales del 1995, la empresa llegó a un acuerdo de gran importancia estratégica con Anheuser - Busch y se convirtió en el distribuidor exclusivo para la República de Panamá de sus líneas de cervezas liderizadas por BUDWEISER y BUD ICE. De igual forma, en octubre de 1996 se firma un acuerdo con la Cervecería Modelo, S.A. de C.V. de México para distribuir en forma exclusiva la reconocida cerveza CORONA EXTRA. La cerveza FOSTER se lanzó al mercado en 1998, acompañado de una agresiva campaña publicitaria impactando en el mercado de forma favorable dentro del mercado Premium de cervezas importadas, alcanzando el 2.5% de dicho mercado.

A inicios de 1997, la empresa lanza al mercado nacional la cerveza "STEINBOCK" en barril. Esta cerveza, tipo "Bock", ayudará a tener una mayor presencia en los bares, pubs y discotecas, promoviendo el consumo en un nuevo segmento. La cerveza Balboa Ice fue lanzada al mercado en Agosto de 1999, y actualmente goza de una participación de mercado de casi 3% entre las cervezas nacionales.

Cervecería Nacional, S.A. muestra un gran optimismo ya que la baja en aranceles no parece inquietar la industria cervecera nacional. En 1999, la empresa lanza su más reciente experimento, la primera cerveza ice panameña, Balboa Ice, que a los pocos días de debutar en el mercado nacional ya saboreaba el éxito de las ventas, alcanzando en diez días el nivel de ventas proyectado para un mes entero. Las proyecciones para éste nuevo producto eran vender tres Balboa Ice por cada 100 cervezas.

Los distintos tipos de envases que presentan las cervezas que distribuye Cervecería Nacional, S.A. son: botella, lata y Kegs.

2. Producción y Distribución de Bebidas Gaseosas

En 1999 se fusionaron cinco empresas: Compañía Panamericana de Orange Crush, S.A., Embotelladora Chiricana, S.A., Vendómática, S.A. y Embotelladora Istmeña, S.A., empresas estas que se fusionan para formar la empresa que hoy se conoce como Refrescos Nacionales, S.A.

La división de bebidas gaseosas inició con la producción y distribución de diversas marcas de gaseosas de la línea Canada Dry, como lo son: Spur Cola, Hi Spot, Tuti, Manzana, Piña, Naranja, Club Soda, Ginger Ale, Quinac, Club Soda, entre otras. No fue hasta 1999 cuando la empresa adquiere acciones de la empresa Panamericana de Orange Crush S.A. (Pepsi), ocurriendo así la fusión de estas empresas. Fue así como creció la participación de mercado con la producción y distribución de líneas de productos que pertenecían a grupo Pepsi, como son: Pepsicola, Seagram´s, Orange Crush, Squirt, Seven-Up, Soda Mil, entre otras.

Hoy en día se cuenta con las siguientes marcas: PEPSI, SEVEN UP, MIRINDA, ORANGE CRUSH, SQUIRT Y CANADA DRY.

3. *Producción y Distribución de Productos Lácteos*

La división de productos lácteos inicia en 1994 con la distribución de leche tetrapack y el nuevo producto de leche Nevada. En 1997 se fusionan U.H.T. S.A. con RNSA. En 1999 se lanzan al mercado dos (2) nuevos productos los cuales pertenecen a mercados diferentes: la leche "Nevada" evaporada y leche en polvo "Milex". El mercado de leche evaporada nacional era casi un monopolio. Por lo tanto, la venta inicial de este nuevo producto no fue muy fácil, sin embargo, con el tiempo el consumidor empieza a reconocer las ventajas de esta nueva leche evaporada, como son el abridor fácil e instantáneo y el grado de esta leche. El producto competidor, Leche Ideal, es un producto de Grado C, mientras que la leche evaporada Nevada es leche Grado A. La leche Milex ha sido todo un éxito en el mercado, llegando a captar un 25% del mercado de leche en polvo.

A la fecha la empresa ha capturado el 24% del mercado lácteo y maneja las siguientes marcas: NEVADA, LA CHIRICANA, MILEX, NACIONAL Y CHOCORICO.

4. *Producción y Distribución de Bebidas (Jugos)*

La división de jugos está compuesta por un producto en específico, Tampico, el cual se lanzó al mercado en septiembre de 1997 y el cual ha tenido una excelente acogida en el mercado nacional. El producto Tampico a diciembre 1999 registraba 1 millón de cajas, equivalentes a 7.9 millones de litros y 3.7 millones de balboas. Luego, se lanza al mercado un nuevo empaque para este producto, Tampico en bolsa, el cual tuvo un éxito rotundo ya que no necesita refrigeración. La empresa también posee un acuerdo de distribución nacional de productos Del Monte y en el año 2000 se hizo un contrato de maquila para todos los jugos Del Monte, los cuales son procesados en la planta de Bugaba.

5. *Re-exportaciones*

Cervecería Nacional, S.A. inició desde hace varios años atrás una política de exportaciones de ciertas líneas como lo son Lowenbrau y gaseosas a Centroamérica. Adicionalmente, se re-exporta la cerveza Austral al mercado Chileno, siendo competitiva en precio y calidad.

Refrescos Nacionales, S.A. inició desde hace varios años atrás una política de exportaciones de ciertas líneas de gaseosas a Centroamérica. Adicionalmente la empresa importa un producto llamado Milex, cuyo origen es de Dinamarca.

2. DESCRIPCIÓN DE LA INDUSTRIA:

La Industria Cervecera en la República de Panamá

La industria cervecera panameña nace en 1909 con la creación de Panama Brewing and Refrigerating Company. Desde su fundación, hasta 1939, la empresa competía con dos (2) cervecerías locales que fueron adquiridas posteriormente. En 1957, algunos miembros de la Junta Directiva de la empresa deciden establecer una nueva cervecería denominada Cervecería del Barú, S.A.

Desde la fecha antes mencionada, ambas empresas han competido, a pesar del oligopolio existente en el mercado panameño, intensamente. Dicha situación beneficia al consumidor panameño al tener ambas cervecerías que fabricar, constantemente, productos de alta calidad, a un menor costo y venderlos a los niveles de precios más bajos posibles.

Un estudio del mercado local, realizado por la empresa, estableció el perfil del consumidor de cervezas panameño: (i) el setenta por ciento (70%) del consumo se concentra en las edades entre los diecisiete (17) y los treinta y cinco (35) años, (ii) el tomador fuerte de cerveza bebe como promedio once (11) cervezas por servida, (iii) el tomador de cerveza regular alrededor de ocho (8) cervezas por servida, y (iv) el tomador ocasional cinco (5) cervezas por servida. Cabe aclarar, que debido a las altas temperaturas en Panamá, las cervezas contienen un bajo grado de alcohol que oscila entre 2.6% y 3.6% por volumen.

La malta, la azúcar refinada, el arroz, la semola de maíz, el lúpulo, el agua y los estabilizadores son la materia prima necesaria para la elaboración de las cervezas. La levadura, que debe ser utilizada en el proceso de fermentación, juega un papel importante. La malta y el lúpulo son adquiridos, fácilmente, en el mercado internacional. La mayoría de los ingredientes utilizados por las cervecerías panameñas provienen de Francia, Dinamarca, Alemania y Estados Unidos. Los principales proveedores de la materia prima son: Malteries Soufflet proveedor de Maltas, Bavaria Maltings proveedor de Maltas, Arancia Corn Products, S.A. de C.V. proveedor de Almidón de Maíz y Hopteiner, Inc. proveedor de lúpulo.

Cervecería Nacional participó activamente en las negociaciones bilaterales entre Panamá y los Estados Unidos para la adhesión de Panamá a la Organización Mundial de Comercio. Ambos países llegaron a un acuerdo satisfactorio sobre el tratamiento arancelario que se le dará a la importación de cerveza. La ley que elimina el impuesto de producción y que crea el impuesto selectivo a la cerveza de producción nacional o importada acarrea otros beneficios importantes para la industria cervecera nacional. Dicha ley entró en vigencia el 15 de julio de 1997.

Competencia

La competencia local de Cervecería Nacional, S.A. es la sociedad denominada Cervecerías Barú-Panamá, S.A. Ambas cervecerías compiten a través de los medios publicitarios tradicionales promocionando la calidad de sus productos. No existe una guerra de precios lo que beneficia a la industria cervecera nacional.

Es importante, para el inversionista, conocer aspectos relevantes sobre el negocio cervecero al momento de analizar a la empresa. En esta sección comentaremos, únicamente, sobre el negocio principal de la empresa.


PARTICIPACION DE MERCADO
Diciembre 2000
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Atlas
Soberana
Balboa
Panama

PRODUCTO	% MERCADO	EMPRESA PRODUCTORA
Cerveza Panamá	**8%**	**Cervecería Barú-Panamá, S.A.**
Cerveza Balboa[1]	*13.00%*	*Cervecería Nacional, S.A.*
Cerveza Soberana	**18.80%**	**Cervecería Barú-Panamá, S.A.**
Cerveza Atlas	*57.80%*	*Cervecería Nacional, S.A.*

Fuente: Contraloría General de la República de Panamá

El gráfico arriba expuesto muestra claramente que hasta diciembre de 2000 la cerveza Atlas, producida por Cervecería Nacional, S.A., es el producto líder en el mercado nacional.

El inversionista podrá notar, en la gráfica abajo descrita, la participación al 31 de diciembre 1999 de ambas cervecerías en el mercado panameño:

[1] Incluye la cerveza Balboa Ice

Indicadores Financieros-Operativos	Cervecería Nacional, S.A. (Al 31 de dic. 2001)	Cervecería Barú-Panamá (Al 30 de jun. 2001)
Rendimiento sobre patrimonio	11.35%	0.96%
Rendimiento sobre activos totales	5.91%	0.65%
Rendimiento sobre ingresos totales (Utilidad neta/Ingresos totales)	7.33%	1.08%
Utilidad neta sobre ventas	7.60%	1.11%
Ventas Totales *(Miles de US$)*	US$147,381,592	US$30,827,198
Participación de mercado	71.60%	28.40%

Hay que cambiar los porcentajes en la gráfica.


Participación de mercado
a Diciembre del 2001
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
28.30%
CNSA
BPSA

CNSA-Cervecería Nacional, S.A.
BPSA-Cervecería Barú-Panamá, S.A.
Fuente: Perfil Empresarial, publicado por la Bolsa de Valores de Panamá, S.A.

En opinión de la administración, algunas de las principales fortalezas que presenta la empresa Cervecería Nacional, S.A. al compararse con Cervecería Barú-Panamá, S.A. son: (i) su mayor capacidad de innovación, (ii) sistema de distribución con mayor cobertura, capacidad y eficiencia, (iii) mayor capacidad de producción, (iv) cartera de productos con las principales marcas nacionales e internacionales, (v) ventas de producto líder del mercado, (vi) liderazgo profesional, enfocado a las necesidades y cambios del mercado y (vii) manejo e interpretación exitosa de la información.

El Proceso de Fabricación de Cervecería Nacional, S.A.

Con el fin de ilustrar al posible inversionista, abajo encontrará algunas etapas del proceso de fabricación de la cervezas en la empresa:

Molino y Macerador

En esta etapa, la malta se pasa a través de una cernidora y desprendedora para separar los granos que luego se muelen. La malta proviene de la cebada, un grano que a través de un complejo proceso de germinación controlado se convierte en cebada malteada.

La malta molida se mete en unas cubas de acero inoxidable y se mezcla con agua, en constante agitación y en temperaturas entre 45 y 76 grados centígrados. Luego comienzan las transformaciones enzimáticas. Las proteínas son convertidas en aminoácidos y el almidón en azúcar fermentable. Además, se extraen las vitaminas y minerales provenientes de la malta.

Cuba Filtro y Paila de Ebullición

La cuba filtro, usualmente llamada Lauter, es un recipiente de gran capacidad con un piso falso que actúa como cernidor, permitiendo la separación del líquido denominado mosto de la fracción insoluble de mezcla conocida como afrecho. El afrecho es rico en proteínas, fibras y tiene aplicación industrial cómo valioso alimento para el ganado de leche.

El mosto obtenido es transferido a una paila donde es hervido con lúpulo durante 90 minutos. La cocción del mosto tiene las siguientes finalidades: (1) extraer sustancias aromáticas y amargas típicas del lúpulo; (2) inactivar las enzimas de la malta; (3) evaporar una parte del agua para obtener la concentración requerida y (4) estelirizar el mosto.

Tanque Remolino y Enfriador de Mosto

El mosto caliente es enviado a un remolino que a través de fuerzas centrífugas separa del líquido los sedimentos y partículas insolubles todavía presentes. El mosto sin impurezas pasa por un enfriador, que reduce la temperatura del líquido rápidamente, para que pueda pasar a la próxima etapa: la fermentación.

Fermentación

Luego de ser enfriado, se le inyecta aire al mosto y luego se le agrega levadura para iniciar el proceso de fermentación. Este se lleva a cabo en gigantescos tanques cilíndricos cónicos de acero inoxidable con capacidad de hasta 500,000 litros cada uno. En la fermentación, cuya duración es de 7 a 10 días, la levadura convierte los azúcares del mosto en alcohol etílico, CO_2 y en compuestos aromáticos adicionales proporcionándole el carácter típico de la cerveza.

Maduración

Posterior a la fermentación comienza la maduración de lo que se conoce como cerveza joven. Esta se realiza una temperatura de 0 grados centígrados durante dos semanas aproximadamente. En la maduración se precipitan sustancias insolubles y se sedimenta la levadura aún en suspensión las cuales se extraen de la mezcla. En esta fase de envejecimiento, la cerveza adquiere su sabor y aroma caraterístico.

Filtro

Con el propósito de eliminar las pequeñas partículas que pudieran quedar después de la maduración y darle el brillo y claridad exigido por el consumidor, la cerveza es pasada por un filtro de tierra infusoria que le permite obtener su estabilidad física, química y biológica. Durante esta fase, se le agrega el volumen necesario de gas carbónico, producido y recuperado durante la fermentación. El gas carbónico da frescura a la cerveza, la hace apetecible y promueve la formación de espuma.

Envase

Cervecería Nacional, S.A. cuenta en su sala de envase con una línea para el llenado de latas con capacidad de 1,000 latas por minuto. Una línea para el envasado de litros PET plásticos con velocidad de 120 botellas por minuto y 3 líneas de envasado de botellas con velocidad de 300, 900 y 1,500 botellas por minuto.

Desde su inicio, en el área de despaletizado hasta su llenado, los equipos son controlados por computadoras utilizando la más alta y sofisticada tecnología. Entre los equipos modernos están los inspectores por computadora de las botellas vacías que seràn llenadas y un sistema de cámaras muy avanzado que permite examinar las botellas por dentro y por afuera, garantizando una alta seguridad higiénica de todos los productos que fabrica, envasa y distribuye.

La Industria de Bebidas Gaseosas en Panamá

La producción de bebidas gaseosas en Panamá se ha visto incrementada en un 28% de 1995 a 2001. A diciembre de 2001, la producción de gaseosas era de 146,000,000 de litros.

PRODUCCION

Años	Miles de Litros
1994	**113,234**
1995	**114,004**
1996	**115,479**
1997	**131,735**
1998	**140,038**
1999	**139,443**
2000	**146,177**
2001	**146,046**

* Fuente: Contraloría General de la República

PRODUCCIÓN ANUAL DE GASEOSAS


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1995 1996 1997 1998 1999 2000 2001
Mercado 114,004 115,479 131,735 140,038 139,443 146,177 146,046

Actualmente la producción nacional representa 99% del total de bebidas gaseosas. La importación es muy pequeña 0.1% y las exportaciones representan aproximadamente 0.27%.

Para el año 2001 la participación del mercado de Cervecería Nacional, S.A. en la industria de bebidas gaseosas a través de su subsidiaria RNSA era de aproximadamente 42% mientras que la competencia cuenta con el 58% de la participación.

En el 2001 la industria de bebidas gaseosas se mantuvo prácticamente igual al 2000 con un decrecimiento mínimo de 0.08%.

Cuadro No. 7: **MERCADO, PRODUCCIÓN NACIONAL, IMPORTACIONES Y EXPORTACIONES DE BEBIDAS GASEOSAS EN LA REPÚBLICA, POR MES.**

Mes	2000							2001						
	Mercado		Producción nacional		Importaciones		Exporta-ciones (miles de litros)	Mercado		Producción nacional		Importaciones		Exporta-ciones (miles de litros)
	Miles de litros	%	Miles de litros	%	Miles de litros	%		Miles de litros	%	Miles de litros	%	Miles de litros	%	
TOTAL.....	146,462	100.0	145,983	99.5	695	0.5	216	146,046	100.0	144,991	99.0	1,457	1.0	402

La industria de la bebida gaseosa, en la actualidad, cuenta con dos productores, ambos operan con franquicias y forman parte de otras industrias dedicadas a la elaboración de cerveza de malta. Uno está en el Grupo de la Cervecería del Barú, es la Coca Cola de Panamá S.A. y su marca más representativa es la Coca Cola. Otras de sus marcas son: Fanta, Sprite, Diet Coke, Fresca, Kist y Polar. El otro productor pertenece a la Cervecería Nacional S.A., con la marca Pepsi. Otras marcas son: Crush, Squirt, 7up, Mirinda, Canada Dry Ginger Ale, Canada Dry Tutti, Canada Dry Quinac y Club Soda.

Por las prácticas comerciales, es un mercado competitivo, con plena libertad de acceso a cualesquiera nuevos productores o productos importados, que son gravados únicamente con un arancel de importación de 15%. A pesar de ello, las cantidades importadas representan menos del 0.5% del mercado doméstico, que se estimó en 146 millones de litros el año pasado y se mantuvo estable respecto al año 2000. La cifra incluye la cantidad ofrecida en botellas de 0.285 ml, 0.5, 1 y 2 litros, latas de 0.355 ml, post-mix y pre-mix de 18.927 ml.

El año pasado el 99.5% de la demanda del mercado se satisfizo con producción nacional y 0.5% con importaciones. En 2001 ni en 2000 las proporciones han estado muy distantes del correspondiente a 2000. Poca es la producción nacional que se exporta y estas actividades suelen circunscribirse a ventas a naves que transitan por el Canal de Panamá o a aeronaves que llegan y parten del Aeropuerto Internacional de Tocumen. El año pasado se exportó el 0.27% de la cantidad de bebidas gaseosas producidas en el país y en el anterior, una proporción similar (0.15%) pero una mayor cantidad (402 mil litros versus 216 mil litros en el 2000).

Tanto la subsidiaria de Cervecería Nacional como la subsidiaria de Cervecería del Barú, mantienen centrales de acopio en todo el país.

Las importaciones involucran a una o más de las principales cadenas de supermercados del país. El año pasado los principales importadores fueron dos distribuidores (Agencias Benedicto Wong, S. A. y Tzanetatos, S. A.) y tres

supermercados (CrediRey, S. A. de la cadena de supermercados El Rey, Importadora Ricamar, S. A. de la cadena Super 99 y Riba Smith, S. A. de los supermercados que llevan ese mismo nombre). Ninguno, por sí solo, por lo menos en los tres últimos años cuando se abrió el mercado, tiene más del 50% del mercado de importaciones.

El comportamiento de los distintos agentes económicos en el mercado está relacionado con la vigencia del *Acuerdo sobre los Aspectos de los Derechos de Propiedad Intelectual relacionados con el Comercio* de la Organización Mundial de Comercio, de la que nuestro país forma parte. También, con la Ley 29 de febrero de 1996, por la cual se dictan normas sobre la defensa de la competencia y se adoptan otras medidas que establece las responsabilidades de los importadores con los consumidores. Anteriormente, también el mercado doméstico estuvo destinado a la producción nacional en virtud del régimen arancelario que gravaba fuertemente las bebidas gaseosas por su contenido de azúcar.

La bebida gaseosa, aún cuando no es un producto estacional, suele producirse con mayor intensidad en el mes de diciembre y entre enero y abril, por las fiestas de fin de año y a la estación seca que incrementan la cantidad demandada por la serie de eventos que tienen lugar en esta época del año.

Los precios en el mercado los fija el comerciante, según las condiciones o la ocasión. Los productores o las industrias manufactureras no pueden vender al por menor, sólo al por mayor, también en función de las circunstancias.

Los principales insumos de las bebidas gaseosas son: jarabe, azúcar y agua, estos dos últimos provistos por productores locales y el importado mediante el pago de un arancel de importación de 1% del valor de la importación.

Está previsto el libre comercio del concentrado para la elaboración de bebidas gaseosas a partir del 1 de enero de 2002, pero el impuesto selectivo al consumo, equivalente al 5%, continuará vigente tanto para el producto final como para el jarabe o sirope, de sabor natural o artificial, para bebidas gaseosas, del tipo utilizado en las máquinas expendedoras de mezcla posterior ("post-mix"), para producir bebidas gaseosas en refresquerías, restaurantes, cines, escuelas y otros lugares de expendio público, y para la fabricación industrial de bebidas gaseosas.

La industria láctea en Panamá

El mercado de leche, el cual comprende: leche pasteurizada, leche natural utilizada para la elaboración de productos derivados y leche evaporada, condensada y en polvo, fue de 218,588 toneladas métricas en 2001. Esta cifra representa una contracción del mercado equivalente a 17,173 toneladas métricas o 7.28%. El resultado se debe, básicamente, a la reducción en las importaciones.

En 1998 la industria láctea en Panamá registró las más altas tasas de crecimiento económico de la presente década, estimada en 11.4%, atribuida a la mayor cantidad de leche, tanto producida en el país como importada. Para el año anterior (1997) el crecimiento económico se estimó en 2%, a pesar de las condiciones adversas causadas por el fenómeno de la Corriente de El Niño, las cuales redujeron la cantidad de leche producida en Panamá.

Para 2001 la participación del mercado de Cervecería Nacional, S.A. en la industria láctea nacional, a través de su subsidiaria RNSA, considerando únicamente la producción y distribución de leche fluida era de aproximadamente 24.5%.

PRODUCTO INTERNO BRUTO DE LOS ESTABLECIMIENTOS INDUSTRIALES DEDICADOS A LA ELABORACIÓN DE PRODUCTOS LÁCTEOS. AÑOS 1995 A 1998.

Año	Producto Interno Bruto	
	Millones de balboas de 1982	Variación porcentual
1995	19.6	3.7
1996	19.7	0.5
1997	20.1	2.0
1998	22.4	11.4

Fuente: Contraloría General de la República de Panamá.

Cuadro No. 15: **MERCADO, PRODUCCIÓN NACIONAL, IMPORTACIÓN Y EXPORTACIÓN DE LECHE.**

Mes		2000							2001						
	Exporta-ciones (toneladas métricas)	Mercado		Producción nacional		Importaciones		Exporta-ciones (toneladas métricas)	Mercado		Producción nacional		Importaciones		Exporta-ciones (toneladas métricas)
		Toneladas métricas	%	Toneladas métricas	%	Toneladas métricas	%		Toneladas métricas	%	Toneladas métricas	%	Toneladas métricas	%	
Total......	6,051	235,761	100.0	235,905	97.0	7,149	3.0	7,293	218,588	100.0	228,818	98.5	3,337	1.5	13,567

Los cambios que han operado en la industria láctea de Panamá han sido en términos cualitativos: introducir nuevas variedades de productos como la leche descremada o con sabores de frutas, bebidas a base de leche y mejorar la calidad de la leche procesada para garantizar no sólo un mejor producto, sino la posibilidad de preservarlos en óptimas condiciones por un mayor tiempo. Los esfuerzos se han orientado a mejorar las condiciones de producción de las lecherías.

En el año 2001 las exportaciones de leche sobrepasaron las 13,000 toneladas métricas y llegaron a representar el 6% de la producción nacional. Las exportaciones aumentaron en un 86% versus el año 2000. El incremento se dio más en las leches en polvo. La producción de leche pasteurizada decreció en un 7.3%, la producción de leche natural para la elaboración de productos derivados decreció en 3.2%, mientras que la producción de leche evaporada, condensada y en polvo aumentó en un 8.9%.

La leche pasteurizada es el segundo producto más importante, tanto en términos de cantidad de producto que se maneja como en el valor de las operaciones. También, es la más relevante en la economía rural y en el valor agregado. Un total de ocho establecimientos industriales que compran a la semana más de 1.6 millones de litros de leche, están en este mercado y su producción, en tres de éstos, se combina con la de helados de leche, yogurt y queso. Estas industrias, considerando los estándares de Panamá, son de tamaño medio o grande. La producción artesanal y de pequeñas empresas se reduce a la producción de quesos y, en menor medida, a helados que se venden en ferias y actividades comunitarias.

La producción de leche grado "A", aquella que está en más óptimas condiciones para el consumo humano, involucra a un mayor número de granjas todos los años. La producción de esta calidad de leche representaba el 19.8% del total de

leche recibida por los procesadores en 1995; en 2001, el 25.7%. La proporción de leche industrial, grado "C", por consiguiente, aún cuando sigue siendo una cantidad apreciable, está disminuyendo: de 61.6% a 59.7% en sólo dos años, como respuesta a los programas que lleva a cabo el Ministerio de Desarrollo Agropecuario, con el financiamiento otorgado por el Banco Interamericano de Desarrollo, para ir mejorando la calidad de la leche, la productividad de las lecherías y los ingresos de los productores nacionales sin necesidad de recurrir a la administración de los precios pagados por el productor.

CANTIDAD DE LECHE RECIBIDA POR AÑO EN LOS ESTABLECIMIENTOS INDUSTRIALES

SEGÚN GRADO. AÑOS 1996 A 1998
(en millones de litros)

Grado	1996	1997	1998
A	31.7	31.9	36.8
B	27.1	24.8	22.9
C	94.5	92.4	88.5
Totales	153.3	149.1	148.2

*Fuente: Ministerio de Desarrollo Agropecuario de la República de Panamá

El mercado de productos lácteos tiende a crecer más por la diversificación de la producción con la introducción de variedades que, en la mayoría de los casos, representan un mayor ingreso medio para los productores. No hay nuevas industrias que amplíen la capacidad productiva. Más bien, hay un incesante esfuerzo de las industrias establecidas por mejorar sus propios procesos productivos, reducir la merma y estar en condiciones de ofrecer productos de más valor. De ahí que la producción de leche apenas se ha expandido al 1.4% en promedio entre 1992 y 1998 mientras que la de la industria manufacturera que la procesa, en 4.8% durante ese mismo período, gracias a la introducción de nuevas variedades de productos.

Existen en el país muchos productores de leche susceptible de ser ofrecida como pasteurizada y con diferentes grados de calidad. Pero cuatro son los grandes procesadores:

- Industrias Lácteas, S A. con la marca *Estrella Azul,* que ofrece leche pasteurizada clasificada según la calidad de la materia prima comprada, descremada y semi-descremada, también con la misma marca. En las únicas líneas que no ha incursionado son: leche UHT y evaporada. És el productor más antigüo e importante en el país, y cuenta con centros de compra y de acopio de leche en todo el país. También dispone de vagones cisternas, que facilita a los productores para el almacenaje y conservación de la leche que se ha comprometido a comprar sujeto a ciertos estándares o patrones de control de calidad. El procesamiento está en la ciudad capital.

- Productos Lácteos San Antonio, S. A. Ofrece sus productos con la marca *Superior*. Está ubicada en el interior del país y de los principales productores, es la que más importancia tiene en el mercado del queso que ofrece en diferentes variedades. La leche pasteurizada que ofrece está en envases de cartón. Tampoco ha incursionado en el mercado de la UHT y su presencia en el interior del país, sobre todo en las provincias centrales, es más importante que en la ciudad capital en razón de su infraestructura de comercialización que es de alcance más limitado respecto a la de Refrescos Nacionales, S. A. o Industrias Lácteas, S. A., por ejemplo.

- Sociedad de Alimentos de Primera, S. A. Diferencia sus productos con la marca *Bonlac* que los consumidores asocian a altos estándares de calidad. Además de la leche pasteurizada, también participa junto con la Industrias Lácteas, S. A. en el mercado de la leche descremada y semi-descremada, en donde es su más cercano competidor. En el mercado del yogurt es la empresa líder. Hace sus compras en el interior del país y, para éste efecto, facilita los medios refrigerados a fin de ir acumulando la leche que va a comprar y a procesar en sus instalaciones en la ciudad capital.

- Refrescos Nacionales, S. A. Ofrece sus productos con la marca *Nevada.* Conjuntamente con la *Dos Pinos* y antes con la *Nestlé*, participa en el mercado de la leche UHT y en el de la leche semi-descremada. También ofrece leche evaporada en envase de papel, tetrapack. Su competidor, Nestlé de Panamá, S. A. ofrece la leche evaporada en latas. Esta empresa tiene entre sus principales exportaciones la leche evaporada. La planta procesadora de Refrescos Nacionales S. A. está en la provincia de Chiriquí . Ahí también están sus principales proveedores de materia prima.

La producción nacional de leche pasteurizada disminuyó el año pasado de 63,585 toneladas métricas a 58,950 toneladas métricas. La menor producción se atribuye a la mayor importación, producto de la liberación comercial, y de los menores precios en el mercado internacional que, sobre todo en el año pasado, incidieron no sólo en la distribución del mercado sino en los precios recibidos por los productores nacionales a fin de poder mantener competitiva la leche pasteurizada de origen nacional.

El principal proveedor es Nueva Zelanda y los principales importadores de leche (incluyendo para este efecto la leche deshidratada) fueron: Distribuidora Dos Pinos de Panamá S. A., Nestlé de Panamá S. A., Refrescos Nacionales S. A. e Industrias Lácteas, S. A.

En cuanto a la composición del mercado de lácteos en la República de Panamá se puede observar gráficamente el comportamiento histórico a lo largo de los últimos cinco años en donde la mayor participación se encuentra representada por la leche cruda con 53%, siguiéndole la leche en polvo con 27% y la evaporada con 20%.


Composición del mercado lácteo en Panamá
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
1996
1997
1998
1999
2000
LECHE FLUIDA
LECHE EN POLVO
EVAPORADA

La industria de las Bebidas y Jugos

El mercado de las bebidas no gaseadas es uno de los más variados por la multiplicidad de productos que se pueden ofrecer. La empresa de investigación de mercados Nielsen estima la industria de bebidas en 91 millones de litros equivalente a unos Bl/.80,000,000.

La producción nacional que sumó 61.3 millones de litros, creció en 2.4 millones de litros o 4.1% el año pasado. Los principales productores nacionales de las bebidas no gaseadas o refrescos son los siguientes: Industrias Lácteas, S. A. que diferencia sus productos con la marca Estrella Azul, Sociedad de Alimentos de Primera, S. A. con la marca Bonlac, Productos Lácteos San Antonio con la marca Superior, Coca Cola de Panamá, S. A. con las marcas Refrescos California y Powerade, este último importado, y Refrescos Nacionales, S. A. con las marcas Nevada, Tampico, Del Monte y Libby's. Las bebidas se ofrecen en latas, envases de tetrapack, así como en envases plásticos.

Los productores nacionales ofrecen sabores de frutas tropicales (naranja sobre todo) y no tropicales (manzana, pera y uva, por ejemplo), así como combinaciones de estos. Los productores nacionales satisfacen el 85% del consumo doméstico. Se emplean los canales de distribución ya estructurados para otras bebidas (carros, bodegas y zonas asignadas a vendedores) que elabora el establecimiento industrial.

Para la producción nacional se suelen importar los concentrados y las esencias. En los casos de trabajar con marcas que no son propias, generalmente existen términos contractuales que determina el origen y las condiciones de las importaciones, así como otras obligaciones. En el empleo de envases y empaques hay más opciones de suministro.

En las importaciones hay marcas muy conocidas, como las de Nestlé Panamá, S. A. (*Maggi y Libbys*), porque se han estado ofreciendo en el mecado desde hace muchos años, incluso antes de existir producción local. Hay otras como *Welch*, menos popular pero también conocida, para bebidas de uva y de fresa que pertenecen a casas importantes de importadores como Feduro, S. A., Donald W. Dickerson Inc., Tagarópulos S. A. y Tzanetatos, S. A.

A continuación presentamos un detalle de los ingresos totales obtenidos por CNSA, por cada categoría de actividad para los años 2001, 2000, 1999, 1998 y 1997.

Ingresos		2001	2000	1999	1998	1997
Venta de Cerveza	Miles B/.	82,965	86,073	91,537	85,003	73,580
Venta Bebidas refrescantes y lacteos	Miles B/.	55,985	56,447	54,270	52,316	44,648
Ventas de Envases de Aluminio	Miles B/.	8,432	7,024	4,746	8,776	8,266
Total		147,382	149,544	150,553	146,095	126,493

El negocio principal de CNSA es la fabricación y distribución de cervezas y gaseosas. Las estaciones climáticas no afectan mayormente nuestro negocio principal, aunque cabe recalcar que los consumos de los productos aumentan normalmente durante la estación de verano o seca.

Las materias primas para el negocio principal de Cervecería Nacional, S.A. (la elaboración de cerveza) son la cebada malteada (malta) el lúpulo y el almidón de maíz. Todas estas materias primas provienen del extranjero. Los precios de estos productos se pueden ver afectados por factores climatológicos que inciden en la disponibilidad de los mismos así como por el libre juego de la oferta y la demanda. Sin embargo, Cervecería Nacional, S.A. mantiene relaciones a largo plazo con sus proveedores y negocia la obtención de sus suministros a los precios más competitivos posibles con miras a contar siempre con la disponibilidad que sus operaciones demanden y poder ofrecer sus productos a los consumidores a precios estables.

Adicionalmente, los proveedores se encuentran ubicados en diferentes zonas geográficas por lo que resulta improbable que un fenómeno climatológico los afecte a todos.

En cuanto a la fabricación de gaseosas, los extractos base utilizados en su elaboración, son obtenidos bajo contratos de licencia que mantiene la empresa con los titulares de las marcas fabricadas. Los precios a ser pagados por los mismos se fijan anualmente y las variaciones en dichos precios, de un año al siguiente, tienden a ser minúsculas. Adicionalmente, cabe mencionar que los proveedores se encuentran ubicados en diferentes xonas geográficas por lo que resulta improbable que un fenómeno climatológico los afecte a todos.

Los materiales de empaques como lo son las latas de aluminio, las botellas de vidrio, tapas de corona y cajas plásticasson obtenidas de proveedores locales.

3. DESCRIPCIÓN DE LA INDUSTRIA:

3.1 Mercadeo de Cervezas

Cervecería Nacional, S.A. utiliza a sus empresas distribuidoras, localizadas a lo largo de la República de Panamá, como punto de mercadeo y ventas de sus productos. Su estrategia está orientada a fortalecer la imagen de sus marcas creando un valor agregado de las mismas ante el consumidor. Lo antes indicado se logra a través de campañas publicitarias masivas, de promociones de eventos festivos y deportivos y de una campaña institucional dirigida a distintos segmentos del mercado.

La distribución es un elemento muy importante para la empresa. Esto obliga a Cervecería Nacional, S.A. a mantener una política estricta sobre los canales de distribución, estableciendo una relación directa con los vendedores al por menor y al por mayor para marcar las pautas en el mercado nacional.

Los principales canales de distribución están segmentados de la siguiente forma:

Lugares de Consumo Directo	***Participación***
Cantinas	22.8%
Restaurantes	7.4%
Hoteles	0.3%
Puntos de Venta	
Bodegas, Licoreras	21.1%
Cadenas y Supermercados	25.8%
Miscelaneos (Otros)	22.7%

Cervecería Nacional, S.A. se caracteriza por su innovación. La utilización del envase de aluminio, el sistema PET (embotellado en plástico) y el novedoso sistema de "Kegs" ayudan a generar un mayor volumen en ventas y facilitan el manejo del producto.

La empresa promueve eventos festivos en los cuales instala la "Vereda Atlas" y el "Planeta Balboa". En ambos recintos se promueven la venta y el consumo de cerveza, se realizan presentaciones de artistas nacionales e internacionales.


OCEANO ATLANTICO
COSTA RICA
OCEANO PACIFICO
COLOMBIA

El crecimiento moderado del mercado de cervezas importadas y la unión con Anheuser-Busch ha permitido a la empresa participar en campañas de promoción que han llevado a la cerveza Budweiser a ser la de mayor venta en el mercado de cervezas importadas premium en Panamá. La gran aceptación de Corona Extra en el mercado nacional reafirma los beneficios estratégicos de las alianzas ya mencionadas.

3.2 Mercadeo de Gaseosas:

RNSA utiliza para la venta y distribución de sus productos el sistema de preventa que permite determinar con un día de antelación él o los productos específicos y las cantidades del o los mismos requeridas por los clientes, lo que permite un mejor uso del espacio en los camiones, una determinación más precisa de las necesidades de inventarios, así como de la rotación de los distintos productos. La flota de Distribución está compuesta por unos 76 camiones de carga media y pesada.

Adicionalmente, los centros de Distribución de CNSA son compartidos. Es decir, desde los mismos se efectúa también la distribución de los porductos de RNSA, incluyendo gaseosas, bebidas y lácteos en empaque larga vida.

3.3 Mercadeo de Lácteos:

La leche de larga vida que ha sido ultrapasteurizada y envasada en tetra brik se almacena y distribuye a temperatura ambiente. La leche pasteurizada y envasada en empaques de cartón y botellas plásticas es almacenada en cámaras refrigeradas y se distribuye igualmente en camiones refrigerados a temperaturas entre los 2 y 5 grados centígrados (C°).

El principal cliente de los productos lácteos de la subsidiaria Refrescos Nacionales, S.A. es Agencias Feduro S.A., la cual se encarga de colocar los mismos en las principales cadenas de supermercados de la República tales como Super 99, El Rey, El Machetazo, Casa de la Carne y El Extra, así como a otros supermercados ubicados en la Provincia de Chiriquí. El producto lácteo líder de ventas de RNSA, la subsidiaria de CNSA, es la leche larga vida marca "Nevada"

empacada en tetra brik en sus envases de un litro y de un cuarto (1/4) de litro, seguidas por la leche sin grasa, larga vida, también en empaque tetra brik de un litro.

3 Cervecería Nacional, S.A., depende en sus operaciones de las licencias con las que cuenta para la fabricación de sus diferentes gaseosas y de la bebida TAMPICO, así como para la fabricación y distribución de la Cerveza Lowenbrau y para la distribución de las Cervezas Corona, los productos de la Cervecería Anheuser-Busch y Foster's.

4 Descripción de los efectos más importantes de las regulaciones públicas sobre el negocio de la solicitante, identificando a la autoridad reguladora:

Las actividades de Cervecería Nacional, S.A. están sometidas a impuestos específicos cuya aplicación y pago esta regulada por el Ministerio de Economía y Finanzas. Adicionalmente, como quiera que los títulos valores de la empresa se transan en una bolsa pública, la empresa se encuentra también sometida a las regulaciones de la Comisión Nacional de Valores. Por último, Cervecería Nacional, S.A. se encuentra sometida, al igual que las demás empresas productoras del país, al cumplimiento de las disposiciones relativas al cuidado del ambiente cuya implementación es responsabilidad de la Autoridad Nacional del Ambiente.

5 Tributos:

De conformidad con el Artículo 269 del Decreto Ley No. 1 del 8 de julio de 1999, para los efectos del Impuesto Sobre la Renta, de Dividendos y Complementario, no se considerarán gravables las ganancias, ni deducibles las pérdidas, que dimanen de la enajenación de valores registrados en la Comisión Nacional de Valores, siempre que dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

En vista de que Cervecería Nacional, S.A. se encuentra registrada en la Comisión Nacional de Valores de la República de Panamá, se entiende que sus valores también lo están y por lo tanto, las ganancias de capital que se obtengan mediante la enajenación de dichos valores están exentas del pago de impuesto sobre la renta, de dividendos y complementario, siempre y cuando dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

6 Litigios Legales:

No existe ningún juicio o demnada pendiente, de naturaleza administrativa, judicial, arbitral o de conciliación que de ser resuelto en forma adversa, pudiese tener una incidencia o impacto significativo en el negocio o la condición financiera de Cervecería Nacional, S.A.

D. ESTRUCTURA ORGANIZATIVA

Cervecería Nacional, S.A. es la empresa principal del Grupo Cervecería Nacional y como tal es propietaria de varias empresas subsidiarias que componen el grupo. A continuación se presenta la proporción de interés accionario de Cervecería Nacional, S.A. en las subsidiarias:

1. Distribuidora Comercial S.A. – 100% (DCSA)
2. Capitales y Tenencias S.A. – 100% (CATENSA)
3. Refrescos Nacionales S.A. – 98% (RNSA)
4. Bienes Raíces Pasadena S.A. – 100% (BRPSA)
5. Balboa Beer Import Company _ 100% (BBIC)

Todas estas empresas fueron creadas bajo la jurisdicción y leyes de la República de Panamá, con excepción de BBIC que fue creada bajo la jurisdicción y leyes del Estado de La Florida.

El domicilio de las empresas se indica a continuación:

DISTRIBUIDORA COMERCIAL S.A. está domiciliada en Calle La Cantera, San Cristóbal, Ciudad de Panamá.
CAPITALES Y TENENCIAS S.A. está domiciliada en Avenida Federico Boyd, edificio 431, Ciudad de Panamá.

REFRESCOS NACIONALES S.A., está domiciliada en Vía España, Las Sabanas, Ciudad de Panamá.
BIENES RAICES PASADENA S.A. están domiciliadas en la cede de CNSA, Vía Ricardo J. Alfaro a la altura del paso elevado con Vía Simón Bolívar, Ciudad de Panamá.

A continuación presentamos un diagrama del grupo:


CNSA
DCSA
CATENSA
RNSA
BBIC
BRPSA

E. PROPIEDADES, PLANTAS Y EQUIPO

El principal activo tangible de Cervecería Nacional, S.A. es la planta central Pasadena en Vía Ricardo J. Alfaro, ciudad de Panamá, en la que se fabrican las cervezas Atlas, Balboa, Balboa Ice y Lowenbrau así como las gaseosas Pepsi-Cola, Seven- Up, Orange Crush, Ginger Ale Canada Dry, Squirt, Club Soda Canada Dry y Quinac Canada Dry, entre otras.

Los bienes muebles vinculados en la fabricación de estos productos están dados en garantía de obligaciones a largo plazo constituidas por la empresa con el fin de adquirir dichos equipos y expandir la capacidad productiva a los niveles actuales.

La planta de Cervecería Nacional, S.A. cuenta actualmente con una capacidad productiva de 1.5 millones de hectolitros anuales de cerveza y de 1 millón de hectolitros de gaseosas, aproximadamente.

El principal activo tangible de RNSA es la planta de NEVADA ubicada en Chiriquí específicamente en Bugaba, en la que se fabrican las los productos lácteos, también cuenta con la planta de Refrescos ubicada en Majagua, Chiriquí en donde se produce las gaseosas Pepsi-Cola, Seven- Up, Orange Crush, Ginger Ale Canada Dry, Squirt, Club Soda Canada Dry y Quinac Canada Dry, entre otras.

La planta de gasesosa de RNSA cuenta actualmente con una capacidad productiva 1 millón de hectolitros de gaseosas, aproximadamente.

F. INVESTIGACIÓN Y DESARROLLO, PATENTES, LICENCIAS, ETC.

Se ha invertido en tecnología de planta para la elaboración de nuevos productos y el mejoramiento de los procesos. Además se han efectuado inversiones substanciales con miras a identificar las nuevas tendencias en el gusto de los

consumidores. Estas inversiones han requerido de un desembolso estimado de 1.5 millones de balboas aproximadamente, por parte de CNSA y de 3.0 millones de balboas, por parte de RNSA.

G. INFORMACIÓN SOBRE TENDENCIAS

Las tendencias más actuales en la actividad de Cervecería Nacional, S.A. ha sido la utilización de sistemas de información más eficientes así como la optimización de la cadena de suministros. En relación a estos temas, CNSA ha implementado el programa SAP que integra las diferentes actividades de la empresa, así como el programa SAP/APO que específicamente mantiene un control de los insumos necesarios para la fabricación de los productos de CNSA. Los programas SAP y SAP/APO también han sido implementados en RNSA.

II. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS:

A. Liquidez:

Durante el año 2001 continuo la recesión económica en el país en donde el poder adquisitivo del panameño disminuyó a raíz del desempleo y la poca inversión en proyectos de generación de empleos masivos como las carreteras, puentes y otros, esto aunado a los efectos rezagados de la salida de las bases norteamericanas, el elevado precio del petróleo durante los primeros tres trimestres, la reducción del crecimiento del crédito bancario y el proceso de ajuste para reducir el exceso de inversión en inventarios del sector comercio.

Por otra parte el entorno internacional fue muy desfavorable por la reseción económica de los Estados Unidos y los efectos del ataque terrorista del 11 de septiembre que afectó las exportaciones totales al reducir su ritmo de crecimiento. Todo esto afectó la liquidez del Grupo Cervecería Nacional.

Para este año el activo corriente disminuyó un 13 % con respecto al año 2000, esto se debe principalmente a un aumento en la reserva para cuentas de dudosa recuperación de 1.2 MM, amortizaciones de seguros y gastos pagados por anticipado por 1.2 MM y la redención de Valores Comerciales Negociables por 3.7 MM, los cuales se han utilizado para la cancelación de obligaciones a largo plazo. El pasivo corriente disminuyó de 71.4 MM en el 2000 a 60.1 MM en el 2001, esto se debe principalmente a la cancelación de obligaciones a largo plazo por la suma de 8.8 MM y una disminución en las cuentas por pagar de 1.2 MM. La razón corriente para este año aumentó 10 puntos porcentuales con relación al año anterior y se mantiene ahora en 0.97.

La situación económica nacional ha tenido un efecto en la industria cervecera lo cual se ha traducido en una continua disminución del consumo per cápita pero aun así sigue siendo uno de los más altos de la región con 46 litros. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos permiten diseñar una estrategia de satisfacción de las necesidades de nuestros clientes que esperamos permitan recuperar los niveles de consumo anteriores y mejorar nuestra participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

B. Recursos de Capital:

El Grupo Cervecería Nacional ha mantenido una mezcla de recurso propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizados principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversion.

Sus principales fondos para la operación provienen del flujo de caja generado por la ventas al contado 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 15 MM. Adicional este año se inició la restructuración de nuestra deuda por medio de un prestamo a Largo plazo de B/. 15 MM .

C. Resultados de las operaciones:

Para el año 2001 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/.10.3 Millones lo que representa una disminución del 25 % (B/. 3.3 MM). Principalmente por una contracción del

mercado de cervezas, resultado de la situación económica del país y a un alto grado de competencia durante el año.

Los ingresos totales disminuyeron un 0.4%, esto se debe principalmente a que el año anterior contempla un ingreso extraordinario recibido por la venta del 50% de Arrendadora Centroamericana, S.A. una subsidiaria de Cervecería Nacional, S.A.

D. Analisis de las prespectivas:

El año 2002 se perfila en Panamá con un comportamiento similar al año 2001 con un modesto crecimiento estimado entre el 1% y 1.5 % y un desempleo del orden del 16 %. Esta situación podría mejorar en la medida de que el diálogo nacional entre las diferentes fuerzas de la sociedad logren alcanzar acuerdos que permitan la adopción de medidas para la reactivación económica como sería la utilización parcial de los recursos del Fondo Fiduciario para la financiación de grandes obras de infraestructura y atención de la inversión social en nuestro país. Se espera el próximo año una recuperación del crecimiento en la medida en que se consolide la recuperación de la economía del área de influencia de Panamá (USA y Latinoamérica).

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

III. DIRECTORES, DIGNATARIOS, EJECUTIVOS, ADMINISTRADORES, ASESORES Y EMPLEADOS

A. Identidad

1- Directores, Dignatarios, Ejecutivos y Administradores

En la actualidad, la Junta Directiva de la empresa está compuesta por doce (12) miembros, seis (6) principales y seis (6) suplentes, los cuales fueron designados el ocho (8) de enero de 2002. Los actuales Dignatarios fueron escogidos en la misma fecha. A continuación, el listado de los Directores y Dignatarios de Cervecería Nacional, S.A.:

Julio Mario Santo Domingo - Director y Presidente
Realizó estudios en los siguientes centros: Philipes Academy (Andover, Massachussets), University of Virginia y Georgetown University. Es miembro de las Juntas Directivas de las siguientes compañías: Deltec, Agrilsa (Ecuador), Avianca, S.A., Bavaria, S.A., Caracol Primera Cadena Radial colombiana, S.A. (Colombia), Compañía de Cervezas Nacionales, C.A. (Ecuador). Adicional, ha desempeñado el cargo de Embajador de Colombia ante la República Popular China.

Alejandro Santo Domingo - Director y Vicepresidente
Realizó estudios en Harvard University. Actualmente se desempeña como analista en Violy, Byorum & Partners, Nueva York. Pertenece a diversas Juntas Directivas, entre las cuales se destacan: Caracol TV, Avianca, S.A., Valores Bavaria, S.A., Bavaria, S.A., Compañía de Cervezas Nacionales C.A. (Ecuador) y Celumóvil, S.A.

Dario Castaño Zapata - Presidente Ejecutivo
Es Ingeniero Químico graduado de la Universidad de Antioquía y obtubo el título de Master Brewer en Siebel Institute of Technology.

Ha sido Presidente de Central de Cervejas, S.A. (Lisboa, Portugal), Gerente General de Aluminio Reynolds Santo Domingo, S.A. (Barranquilla, Colombia), Presidente de Compañía de Cervezas Nacionales, C.A. (Guayaquil, Ecuador), Gerente General de Cervecería Andina, S.A. (Quito, Ecuador) y Jefe del Area Manufactura, Director de

Mercadeo y Ventas y Director de Planeación en Cervecería Unión, S.A. (Medellín, Colombia) y Docente en la Universidad Eafit y Politécnico Colombiano (Medellín, Colombia).

Actualmente pertenece a las Juntas Directivas de Aluminio Reynolds Santo Domingo, S.A., Cervecería Águila, S.A. Cervecería Leona, S.A., Compañía de Cervezas Nacionales, S.A., Helicol, S.A. y Polipropileno del Caribe, S.A.

Roberto Alemán Healy – Director Suplente yTesorero
Doctor en Leyes de Louisiana State University, Louisiana, Estados Unidos. Es socio de la firma Icaza, González - Ruíz & Alemán, Director y Vicepresidente de Refrescos Nacionales, S.A. y Director y Secretario de la Junta Directiva de Refrescos Nacionales, S.A.

Victor Alberto Machado Pérez – Director Suplente y Secretario
Abogado egresado de la Universidad Javeriana de Colombia en 1988, cuenta con Postgrados tanto en Derecho Comercial (Universidad Javeriana, 1991) como en Asuntos Empresariales (Universidad Javeriana, 1994). Se ha desempeñado como Secretario General de La Nacional Fiduciaria S.A. (1990-1991), Relaciones Industriales de Finca S.A. (1990-1991), Sam S.A. (1993-1994) y Avianca S.A. (1994-2000); también ocupó en su momento el cargo de Director en las empreas Aseguradora Colseguros S.A., Compañía Nacional de Seguros, Reforestadora de la Costa, Serdan S.A. y Misión Temporal S.A. Actualmente se desempeña como Secretario General y Vicepresidente Jurídico de Bavaria S.A. y pertenece también a las Juntas Directivas de Agrilsa S.A., Bienes Raíces Pasadena S.A., Caracol Radio S.A., Cervecería Nacional de Panamá, Compañía Ecuatoriana de Maltas y Cervezas, Corporación Futuros Campeones, Latin Development Corporation, Manca S.A., Refrescos Nacionales S.A. y Seraudi S.A.

Ricardo Obregón Trujillo - Director
Es Administrador y Economista, y se ha desempeñado como miembro de las Juntas Directivas de Agrilsa, S.A., Cervecería Andina, S.A., Cervecería Unión, S.A., Compañía de Cervezas Nacionales, C.A., Grandes Superficies de Colombia, S.A., Sam, S.A., y Sofaven, S.A. y miembro del Consejo Directivo de la Seccional de la Andi – Centro.

Jon D. Silverman – Director
Cuenta con una extensa experiencia en la industria de la cerveza y productos de consumo. Laboró en Seagram Company, Ltd., dentro de la cual desempeño los cargos de Vicepresidente Ejecutivo de la División Internacional y Asistente Ejecutivo de los accionistas mayoritarios de la compañía (en procesos de reorganización, adquisición y ventas de alguna de las compañías que integran a Seagram Company, Ltd., incluido Vodka Stolisnaya). Actualmente, es el socio principal de Tilis Products, Inc., (empresa especializada en consultoría de negocios internacionales, y de fusiones y adquisiciones, enfocada en la industria de alimentos y bebidas). Laboró en la Cervecería John Labatt, Ltd., en donde representó a los accionistas en la expansión, reorganización de compañías que incluyen ventas y otras actividades según el plan estratégico, tales como Allied Lyons, Scott Paper, Pepsico y Manufacturers Hanover.

Samuel Lewis Galindo - Director
Fue Gerente General de la empresa desde 1970 hasta 1991. Actualmente es Director y Presidente de Banco del Istmo, S.A., Director y Tesorero de Banco del Istmo (Costa Rica), S.A., Director de Refrescos Nacionales, S.A. y Director y Vicepresidente de Capitales Nacionales, S.A., entre otras. Es miembro de la Asociación Latinoamericana de Fabricantes de Cerveza y Ex - Presidente de la Fundación Cardiológica de Panamá.

Alberto Vallarino Clement - Director
Maestría en Administración de Negocios, 1974, y Licenciatura en Ingeniería Industrial, 1973, de Cornell University, New York, Estados Unidos de América. Gerente General y Vice Presidente Ejecutivo, Industria Nacional de Plásticos, S.A., 1975-1988 y Metalforma, S.A., 1979-1988. Presidente del Sindicato de Industriales de

Panamá, 1981-1982 y de la Asociación de Industriales Latinoamericanos, 1982. El Ingeniero Vallarino es miembro de las Juntas Directivas de varias empresas nacionales como Banco del Istmo, S.A., Banco Mercantil del Istmo, S.A., Refrescos Nacionales, S.A. y Compañía de Seguros Chagres, S.A., entre otras. Además es Síndico de la Asociación para la Conservación de la Naturaleza (ANCON). Actualmente se desempeña como Vice Presidente Ejecutivo de Banco del Istmo, S.A. y sus subsidiarias, funciones que realiza desde 1988.

Alberto Preciado Arbeláez – Director Suplente

Es Doctor en Jurisprudencia egresado del Colegio Mayor de Nuestra Señora del Rosario, en Bogotá, Colombia. Con más de veinte (20) años de ejercicio, su experiencia profesional incluye cargos de Abogado en la Oficina Jurídica de la Superintendencia de Sociedades; Ex-Director de la Oficina Jurídica de la Superintendencia Bancaria y profesor de la Cátedra de Sociedades en el Colegio Mayor de Nuestra Señora del Rosario. Actualmente es miembro de las principales Juntas Directivas del Grupo Empresarial Bavaria.

Edgardo Baez Nogera – Director Suplente

Es graduado en Ingeniería Civil y posee una Maestría en Administración Financiera. Su experiencia laboral incluye los siguientes cargos: Ingeniero en Dicon (Colombia); Director General en ICETEX (Colombia); Gerente Regional y Director (E) en el Servicio Nacional de Aprendizaje (Colombia); Director de Comercio Exterior en Alsantander-Almacenes Generales de Depósito del Banco Santander (Santafé de Bogotá, Colombia), Tesorero General en Bavaria, S.A. (Santafé de Bogotá, Colombia), Gerente General en Cervecería Andina S.A. (Quito, Ecuador), y, actualmente funge como Presidente Ejecutivo de Compañía de Cervezas Nacionales, C.A. (Guayaquil, Ecuador) y funge como miembro de las Juntas Directivas de la Cámara de Industrias de Guayaquil, de la Fundación Malecón 2000 de Guayaquil y de Servie S.A., de Guayaquil.

Alfredo Arias Loredo – Director Suplente

Master in Industrial Management, 1971 y Bachelor of Science in Mechanical Engineering, 1969, Georgia Institute of Technology, Georgia, Estados Unidos de América. Presidente del Sindicato de Industriales de Panamá (SIP), 1987. Presidente de U.H.T. Inc. (actual Refrescos Nacionales, S.A,), 1995 – 1997. Ex-miembro del Consejo Nacional de la Empresa Privada y de la Comisión Nacional de Valores. El señor Arias Loredo es miembro de las Juntas Directivas de las empresas Capitales Nacionales, S.A., Arrendadora Centroamericana, S.A., Seguros Chagres, S.A. y Refrescos Nacionales S.A., entre otras; Director Suplente en la Junta Directiva de Primer Banco del Istmo S.A. Adicionalmente, es también Presidente de la Junta de Síndicos de la Asociación para la Conservación de la Naturaleza (ANCON).

<u>Administración y Recursos Humanos</u>

Cervecería Nacional cuenta con los siguientes ejecutivos principales:

Ricardo Janson – Gerente General

Es graduado de Ingeniero Civil de la Universidad de Panamá con una Maestría en Administración de Empresas de Columbia University, New York, Estados Unidos. Es miembro de la Asociación Panameña de Ejecutivos de Empresas y de la Cámara de Comercio de Panamá. A la fecha tiene quince (16) años de laborar en la empresa.

Antonio Richa - Gerente de Finanzas Corporativo

Posee Maestría Ejecutiva en Administración de Empresas del INCAE obtenida con altos honores (1999). Es Licenciado en Economía graduado con altos honores de la Universidad Nacional de Panamá (1975). Anteriormente se desempeñó como Director/Tesorero de la Junta Directiva del Grupo Melo y como Vice-Presidente de Finanzas y Planeamiento de la misma organización (1986-2000). Ocupó también el cargo de Director General de Ingresos del Ministerio de Hacienda y Tesoro (1985-1986), actual Ministerio de Economía y Finanzas.

Roberto Smith - Gerente de Proyectos e Ingeniería
Es Ingeniero Mecánico Electricista graduado del Instituto Tecnológico y de Estudios Superiores de Monterrey, Monterrey, México. Tiene estudios completos en Tecnología Cervecera del Siebel Institute of Technology y posee más de veinticuatro (25) años de experiencia en el campo de operaciones y producción. A la fecha tiene diecisiete (18) años de laborar en la empresa.

Juan Antonio Fábrega - Gerente de Comercialización
Recibió su título de Ingeniero Mecánico en la Universidad de Notre Dame en South Bend, Indiana. Fue Gerente General de Refrescos Nacionales S.A . Es miembro activo de la Asociación Panameña de Ejecutivos de Empresa. A la fecha tiene doce (12) años de laborar en la empresa.

Bhaskar Patel – Gerente de Procesamiento
Tiene una Maestría en Tecnología Cervecera y Malta de Herriot Watt University, Inglaterra. Además, completó cursos en Weinstephan, Alemania, en esa misma disciplina. Labora como maestro cervecero desde hace más de catorce (15) años. A la fecha tiene veinte (21) años de laborar en la empresa.

Joaquín Méndez – Gerente General -División Bebidas (Refrescos Nacionales, S.A.)
Es Licenciado en Derecho y Ciencias Políticas graduado de la Universidad Santa María La Antigua en Panamá con una Maestría en Administración de Empresas obtenida en el Instituto Centroamericano de Administración de Empresas (INCAE), San José, Costa Rica. Fue Presidente de la Asociación Nacional de Procesadores de Leche y miembro de la Sociedad Americana para el Control de Calidad. A la fecha tiene cuatro (5) años de laborar en la empresa.

Los señores Julio Mario Santo Domingo, Alejandro Santo Domingo, Ricardo Obregón Trujillo, Alberto Preciado Arbeláez, Carlos Alejandro Pérez, Victor Machado Pérez y Edgardo Baez Noguera, son de nacionalidad colombiana. El señor Jon Silverman es de nacionalidad canadiense. Los señores Samuel Lewis galindo, Alberto Vallarino C., Alfredo Arias Loredo y Roberto Alemán Healy, son ciudadanos panameños.

El domicilio comercial de todos ellos es Cervecería Nacional S.A. Vía Ricardo J. Alfaro, ciudad de Panamá, teléfono 236-1400; Fax 236-4195. Correo Electrónico: info@cerveceria-nacional.com
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá

2. Empleados de importancia y asesores: no existen otros empleados en posiciones no ejecutivas que sea relevante mencionar.

3. Asesores Legales:
Externos: Icaza, González-Ruíz y Alemán; Apartado Postal 87-1371, Zona 7, Panamá, Rep. de Panamá.
E-mail: igranet@icazalaw.com
Teléfono 263-5555
Telefax: 269-4891; 264-2254
Contacto Principal: Lic. Alvaro Alemán

Internos: Lic. Rodrigo Ramírez-Blázquez Tapia
CERVECERÍA NACIONAL S.A.
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá
E-mail: rramirez@grupocn.com
Teléfono: 236-1400
Telefax: 236-4195

4. Auditores:

Externos: Ernst & Young, Contadores Públicos Autorizados.
Apartado Postal 6-891 El Dorado
Panamá, República de Panamá.
Teléfono: 206-9200
Telefax: 206-9291/9292
Correo Electrónico: eyoung@pty.com
Contacto principal: José Mann.

Internos:
Benilda Acosta (A.I.)
CERVECERÍA NACIONAL S.A.
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá
E-mail:
Teléfono: 236-1400
Telefax: 236-4195

5. Designación por acuerdos o entendimientos: Ningún Director, Dignatario, Ejecutivo o Administrador ha sido nombrado en base a arreglo o entendimiento con accionistas mayoritarios, clientes o suplidores.

B. Compensación

Durante el año fiscal terminado el 31 de diciembre de 2001, Cerveceria Nacional SA. y subsidiarias (incluyendo Distribuidora Comercial SA., Refrescos Nacionales S.A , Arrendadora Centroamericana SA. y Capitales y Tenencias SA.) entregaron en concepto de compensaciones a los Principales Ejecutivos y a los Directores y suplentes la suma equivalente aproximada de US$1.2 millones.

Además, de las cifras antes mencionadas todos los ejecutivos y colaboradores reciben prestaciones sociales, primas de seguros de vida y hospitalización y una serie de beneficios relacionados a la convencion colectiva al igual que uso de vehiculo en muchos casos.

C. Prácticas de la Directiva

Los negocios y asuntos de la empresa son dirigidos por una Junta Directiva cuyos miembros son elegidos anualmente por la mayoría de los accionistas presentes en las Asambleas de Accionistas en las que haya quórum. Los Dignatarios son elegidos, a su vez, por la Junta Directiva de entre sus miembros. La fecha de la Asamblea de Accionistas donde fueron designados sus actuales miembros fue el día 8 de enero de 2002 y los mismos deberán permanecer en sus puestos hasta su ratificación o remoción en la asamblea ordinaria de accionistas correspondiente al año 2003. Los miembros de la Junta Directiva son reelegibles.

No existen contratos entre la empresa y sus Directores que prevean la adquisición de beneficios en el evento de terminación del período.

En mayo del 2001 se acordó la eliminación del Comité de Vigilancia, al reformarse el pacto social de CNSA.

D. Empleados

Cervecería Nacional, S.A. mantenía, a diciembre de 2001, 2322 empleados, incluyendo a sus subsidiarias, distribuidos en las siguientes áreas:

1. Producción de Cerveza: 288
2. Producción de gaseosas, bebidas y lácteos: 301
3. Comercialización de Cerveza: 694
4. Comercialización de gaseosas, bebidas y lácteos: 837
5. Administración: 202

Existe un Sindicato de Trabajadores de larga trayectoria que ha logrado mantener buenas relaciones con la empresa. Las últimas cuatro (4) Convenciones Colectivas de Trabajo se negociaron de manera exitosa en plazos menores a un (1) mes. En las mismas se han introducido conceptos novedosos como la Prima de Productividad, Competitividad Global, Calidad y Excelencia Total. La última convención se celebró en 1999 y estará vigente por cuatro (4) años, hasta el 2003.

E. Propiedad Accionaria (31 de diciembre de 2001)

GRUPO DE EMPLEADOS	CANTIDAD DE ACCIONES	% RESPECTO DEL TOTAL DE ACCIONES EMITIDAS	NUMERO DE ACCIONISTAS	% QUE REPRESENTAN RESPECTO DE LA CANTIDAD TOTAL DE ACCIONISTAS
Directores, Dignatarios, Ejecutivos y Administradores	*0*	*0%*	*0*	*0%*
Otros empleados	*784*	*0.0048%*	*12*	*2.0547%*

IV. ACCIONISTAS PRINCIPALES

1.Los accionistas principales de Cervecería Nacional, S.A. son Bavaria, S.A. que posee 5,950,173 acciones, que representan el 38.74%, Compañía de Cervezas Nacionales, C.A. con 810,723 acciones, que representan el 5.28% y Latin Development Corporation con 7,297,066 acciones, que representan el 47.51% para un total de 14,057,962 acciones, que representan un 91.53% del total de acciones emitidas de la empresa.

2. Presentación tabular de la composición accionaria del emisor.

DISTRIBUICION DEL CAPITAL POR NUMERO Y PORCENTAJE
DE ACCIONES Y ACCIONISTAS
31 DE DICIEMBRE DE 2000

	Número de Acciones	% del Número de Acciones	Número de Accionistas	% del Número de Accionistas
1 a 1,000	130,352	0.80	435	74.48
1,001 a 5,000	247,005	1.52	116	19.86
5,001 a 10,000	89,268	0.55	14	2.39
10,001 a 15,000	14,580	0.09	1	0.17
15,001 a 20,000	--	--	0	0
20,001 a O MAS	15,718,795	97.04	18	3.10
Totales	16,200,000	100.00	584	100.00

La empresa Cervecería Nacional, S.A. no es propiedad directa o indirecta de otra persona natural o jurídica y no existen arreglos que puedan, en fecha subsecuente, resultar en un cambio de control accionario de la solicitante.

V. PARTES RELACIONADAS, VINCULOS Y AFILIACIONES

Cervecería Nacional, S.A. mantiene contratos de suministros con empresas con ella relacionadas, ya sea porque se posee el 5% o más de sus acciones o porque mantienen Directores en común. Entre estas se pueden contar a Vidrios Panameños S.A.; Metalforma S.A.; Industria Nacional de Plásticos, S.A.; Ansarosa S.A.; Envases del Istmo S.A. y Distribuidora de Productos de Papel S.A.

VI. TRATAMIENTO FISCAL

De conformidad con el Articulo 269 del Decreto Ley No. 1 de 8 de julio de 1999, para los efectos del Impuesto Sobre la Renta, de Dividendos y Complementario, no se considerarán gravables las ganancias, ni deducibles las pérdidas, que dimanen de la enajenación de valores registrados en la Comisión Nacional de Valores, siempre que dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

En vista de que Cervecería Nacional, S.A. se encuentra registrada en la Comisión Nacional de Valores de la República de Panamá, se entiende que sus valores también lo están y por lo tanto, las ganancias de capital que se obtengan mediante la enajenación de dichos valores están exentas del pago de impuesto sobre la renta, de dividendos y complementario, siempre y cuando dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

VII. ESTRUCTURA DE CAPITALIZACIÓN

A. Resumen de la Estructura de Capitalización

1. Acciones y títulos de participación

TIPO DE VALOR Y CLASE	CANTIDAD DE VALORES EMITIDOS	CANTIDAD DE VALORES EN CIRCULACIÓN	ACCIONES EN TESORERÍA	LISTADO BURSATIL	CAPITALIZACIÓN DE MERCADO
Acciones comunes (nominativas) sin valor nominal	16,200,000	15,359,262	840,738	Bolsa de Valores de Panamá S.A.	B/. 215,029,668

***Información al 31 de diciembre de 2001**

B. Descripción y Derechos de los Títulos

1. Capital accionario

El capital autorizado de Cervecería Nacional, S.A. es de cuarenta millones (40,000,000) de acciones sin valor nominal o par. Han sido emitidas 16,200,000 acciones, todas completamente pagadas. No existen acciones suscritas y no pagadas.

Cervecería Nacional, S.A mantenía, al 31 de diciembre de 2001, ochocientos cuarentamil setecientas treinta y ocho (840,738) acciones en Tesorería.

Existen 23,800,000 acciones de capital autorizado no emitido.

Todas las cciones de la empresa son comunes. Todas cuentan con iguales derechos y privilegios. Cada acción tiene derecho a un (1) voto en las reuniones de la Asamblea General de Accionistas.
A partir de 1998, Cervecería Nacional, S.A. ha efectuado declaración y pago de dividendos cuatro (4) veces por año, a todos sus accionistas.

Toda vez que las acciones son comunes las mismas cuentan con el derecho de participar en cualquier excedente que se produzca en caso de liquidación.

El pacto social establece que los accionistas no cuentan con el derecho de suscripción preferente de las acciones que la sociedad emita en el futuro, ya sea por un aumento de capital o por cualquier otro motivo.

C. Información de Mercado

Las acciones de Cervecería Nacional, S.A. están listadas en la Bolsa de Valores de Panamá S.A.

SEGUNDA PARTE
Resumen Financiero

ESTADO DE SITUACIÓN FINANCIERA		2001	2000	1999	1998	1997
Ingresos Totales	Miles B/.	152,834	159,441	158,783	152,802	135,209
Margen Operativo	Miles B/.	70,996	69,970	78,924	78,885	65,344
Gastos Generales y Administrativos	Miles B/.	60,862	56,520	62,721	54,875	50,929
Utilidad o Pérdida Neta	Miles B/.	11,267	18,084	20,734	23,985	16,641
Acciones emitidas y en circulación	c/u	15,359,262	15,692,510	15,942,235	16,034,629	16,006,746
Utilidad o Pérdida por Acción	B/./acc.	0.73	1.15	1.30	1.50	1.04
Gastos Financieros	Miles B/.	4,389	5,578	3,277	3,389	3,408
Depreciación y Amortización	Miles B/.	15,569	14,721	15,675	10,755	13,841

BALANCE GENERAL		2001	2000	1999	1998	1997
Activo Circulante	Miles B/.	58,620	63,255	70,727	68,351	51,057
Activos Totales	Miles B/.	130,882	198,495	192,102	176,016	148,526
Pasivo Circulante	Miles B/.	60,136	72,963	63,201	49,437	47,789
Deuda a Largo Plazo	Miles B/.	21,683	18,575	27,189	35,067	13,630
Acciones Preferidas						
Capital Pagado	Miles B/.	39,453	41,188	46,215	43,903	39,372
Utilidades Retenidas	Miles B/.	59,328	57,487	47,018	39,315	39,705
Total Patrimonio	Miles B/.	98,781	98,674	93,233	83,218	79,077
RAZONES FINANCIERAS:						
Dividendo/Acción	B/./acc.	0.48	0.48	0.48	0.40	0.30
Deuda Total/Patrimonio	x	0.88	1.01	1.06	1.12	0.88
Capital de Trabajo	Miles B/.	-1,516	-9,708	7,526	18,914	3,268
Razón Corriente	x	0.97	0.87	1.12	1.38	1.07
Utilidad Operativa /Gtos. Financieros	x	2.31	2.41	4.94	7.08	4.23

TERCERA PARTE
Estados Financieros

Se adjuntan Estados Financieros Auditados por Firma de Contadores Públicos Autorizados, correspondientes al año 2001.

CUARTA PARTE
Divulgación

1. El presente Informe de Actualización Anual será divulgado a los inversionistas y al público en general mediante su colocación en el web site de CNSA, el cual es de acceso público.
2. Dicha divulgación tendrá lugar en el mes de abril aproximadamente.

DOCUMENTACION

TERCERA PARTE
Estados Financieros

Se adjuntan Estados Financieros Auditados por Firma de Contadores Públicos Autorizados, correspondientes al año 2001.

CUARTA PARTE
Divulgación

1. El presente Informe de Actualización Anual será divulgado a los inversionistas y al público en general mediante su colocación en el web site de CNSA, el cual es de acceso público.
2. Dicha divulgación tendrá lugar en el mes de abril aproximadamente.

DOCUMENTACION

	1. Poder de abogado
	2. Fotocopia de la cédula de identidad o pasaporte del representante legal, directores y dignatarios de la solicitante
	3. Certificado de existencia y representación de la solicitante
	4. Copia de la Escritura Pública contentiva del Pacto Social de la solicitante, sus enmiendas y constancia de la inscripción de dichos documentos
	5. Certificación secretarial sobre la existencia de más de 50 accionistas
	6. Modelo de las acciones emitidas y en circulación
	7. Estados Financieros auditados correspondientes al último ejercicio fiscal, emitidos por Contador Público Autorizado independiente
	8. Estados financieros interinos correspondientes al trimestre inmediatamente anterior al de la fecha de presentación de la solicitud, cuando aplique;
	8-A Presentación comparativa de los Estados Financieros anuales correspondientes a los tres últimos ejercicios fiscales, basados en los Informes de los auditores independientes; *
	9. Declaración jurada sobre la Independencia del Contador Público Autorizado
	10. Comprobante de pago de la Tarifa de Registro que corresponda
	11. Otros (especifique)

Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar) RICARDO JANSON

****

Para uso interno de la CNV:

Presentación mediante formulario impreso	
Presentación por disquete	
Presentación por medio electrónico	
Fecha de presentación	
Número de solicitud	
Analista Responsible	

Fecha de preparación de este Formulario: Mayo 2000
Primera revisión: Agosto de 2000
Segunda revisión: Enero de 2001
Tercera revisión: Marzo de 2002

02 APR 19 AM 11:49

File No. 82-4704

Mundo

LA PRENSA / JUEVES 3 DE ENERO DEL 2002

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A., que se llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:

1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secretario

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

A.v.303730

File No. 82-4704

Mundo

LA PRENSA / DOMINGO 6 DE ENERO DEL 2002

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A. que se llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:

1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secretario

CERVECERIA NACIONAL

CERVECERIA NACIONAL, S.A.

A.v.303730

File No. 82-4704

Mundo

LA PRENSA / LUNES 7 DE ENERO DEL 2002

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A., que se llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:

1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secretario

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

A.v.303730

File No. 82-4704

Mundo

LA PRENSA / MARTES 8 DE ENERO DEL 2002

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A., que se llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:
1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secretario

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

A.v.303730

2002 FEB 25 AM 9 46

CUENTAS POR PAGAR.

02 APR 19 AM 11:49

File No. 82-4704

Mundo

LA PRENSA / SÁBADO 29 DE DICIEMBRE DEL 2001

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A., que se llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:

1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secretario

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

A.v.303730

RECIBIDO DEPARTAMENTO DE CUENTAS POR PAGAR
2002 FEB 19 AM 11 48

File No. 82-4704

Mundo

LA PRENSA / DOMINGO 30 DE DICIEMBRE DEL 2001

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A. que llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:

1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secre

CERVECERIA NACIONAL S.A.

CERVECERIA NACIONAL, S.A.

A.v.303730

File No. 82-4704

El Panamá América

FINANZAS

Lunes 31 de diciembre de 2001 • E3

Asamblea Extraordinaria de Accionistas

Se cita por este medio a la Reunión Extraordinaria de Accionistas de la Cervecería Nacional, S.A., que se llevará a efecto el martes 8 de enero de 2002, a las 4:30 p.m. en el Gran Salón del Hotel Continental.

En esta reunión se tratarán los siguientes puntos:

1. Reformas al Pacto Social.
2. Elección de la Junta Directiva

De usted atentamente,

Alfredo Alemán Jr.
Secretario

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

Av-58434

File No. 82-4704

negocios LA PRENSA PANAMA, DOMINGO 3 DE MARZO DEL 2002

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Se cita por este medio a la Asamblea General Ordinaria de Accionistas de la Cervecería Nacional, S.A. que se llevará a efecto el lunes 18 de marzo de 2002, a las 9:00 a.m. en el Salón de los Platillos Cervecería Nacional, S.A.

ORDEN DEL DIA:

1. Verificación del quórum
2. Lectura y aprobación del acta anterior
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2001.
4. Presentación de estados financieros consolidados de la Compañía a diciembre 31 de 2001.
5. Reforma del pacto social
6. Proposiciones y varios

CERVECERIA NACIONAL, S.A.

A.v.305768

File No. 82-4704

Negocios

LA PRENSA / VIERNES 15 DE MARZO DEL 2002

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Se cita por este medio a la Asamblea General Ordinaria de Accionistas de la Cervecería Nacional, S.A. que se llevará a efecto el lunes 18 de marzo de 2002, a las 9:00 a.m. en el Salón de los Platillos Cervecería Nacional, S.A.

ORDEN DEL DIA:

1. Verificación del quórum
2. Lectura y aprobación del acta anterior
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2001.
4. Presentación de estados financieros consolidados de la Compañía a diciembre 31 de 2001.
5. Reforma del pacto social
6. Proposiciones y varios

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

A.v. 305768

File No. 82-4704

El Panamá América

Domingo 10 de marzo de 2002 • B7

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Se cita por este medio a la Asamblea General Ordinaria de Accionistas de la Cervecería Nacional, S.A. que se llevará a efecto el lunes 18 de marzo de 2002, a las 9:00 a.m. en el Salón de los Platillos Cervecería Nacional, S.A.

ORDEN DEL DIA:

1. Verificación del quórum
2. Lectura y aprobación del acta anterior
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2001.
4. Presentación de estados financieros consolidados de la Compañía a diciembre 31 de 2001.
5. Reforma del pacto social
6. Proposiciones y varios

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

Av-62039